Exhibit (d)(3)

Alan D. Mielcuszny Vice President Development
Emerson 8000 West Florissant Avenue P.O. Box 4100 St. Louis, MO 63136-8506 USA
September 17, 2009
T (314) 553 1086 F (314) 553 1365 Alan.Mielcuszny@Emerson.com
Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805
Attention: Edwin L. Harper, Chairman of the Board
Ladies and Gentlemen:
          In order to facilitate discussions between the parties with respect to a possible negotiated transaction (the “Possible Transaction”), and in consideration of the time, effort and resources to be expended by Emerson Electric Co. (“Emerson”) in connection with its due diligence and negotiation of definitive agreements, Avocent Corporation (“Avocent”) agrees that, until 11:59 p.m., New York Time, on October 9, 2009 (the “Restriction Period”), Avocent shall not, and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly, take any action to solicit, initiate or knowingly encourage any offer or proposal for, or any indication of interest in, a merger, consolidation or other business combination involving Avocent or any of its subsidiaries (other than fold-in acquisitions by Avocent or any of its subsidiaries in the ordinary course of business and in an amount not to exceed $30 million per acquisition), or any acquisition of any equity interest in Avocent or any of its subsidiaries (other than with respect to the issuance or exercise of options, restricted stock units or other equity awards to or by employees, consultants or directors in the ordinary course of business), or a substantial portion of the assets of Avocent or any of its subsidiaries by any Person other than Emerson (any of the foregoing, an “Acquisition Proposal”). Notwithstanding the agreed upon length of the Restriction Period, the parties acknowledge that a more expeditious completion of due diligence and negotiation of any definitive agreements is preferable.
          Furthermore, subject to the terms of any confidentiality agreement in existence as of the date hereof, Avocent agrees that during the Restriction Period, Avocent shall, and shall use its reasonable best efforts to cause its Representatives to, notify Emerson in writing promptly (and in any event within 24 hours) after any director or executive officer of Avocent receives, or is informed that a Representative has received, (i) any Acquisition Proposal or (ii) any request for nonpublic information relating to Avocent or any of its subsidiaries or for access to the properties, books or records of Avocent or any of its subsidiaries by any Person that has made, or would reasonably be expected to make, an Acquisition Proposal, and thereafter Avocent will keep Emerson reasonably informed of the status of any such Acquisition Proposal or requests. Notwithstanding the foregoing or anything to the contrary set forth herein, Avocent shall not be required to identify the name of the Person(s) from whom Avocent has received any such Acquisition Proposal or request or the terms, conditions or other details of any such Acquisition Proposal.
          Avocent shall, and shall use its reasonable best efforts to cause its Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person conducted prior to the date hereof with respect to any Acquisition Proposal.
          For purposes of this letter agreement: “Person” means an individual or entity and “Representative” of a Person means any of such Person’s affiliates and the officers, directors, employees, attorneys, financial advisors, consultants and other agents and representatives of such Person or such Person’s affiliates.
          The parties understand and agree that no contract or agreement providing for a Possible Transaction shall be deemed to exist between them unless and until a definitive agreement with respect to a Possible Transaction has been executed and delivered. The parties also agree that unless and until a definitive agreement between them with respect to a Possible Transaction has been executed and delivered, none of them nor any of their respective affiliates or Representatives are under any legal obligation of any kind whatsoever with respect to a Possible Transaction (other than the obligations arising under this letter agreement and the Confidentiality Agreement dated June 16, 2009, as modified by the terms of this letter agreement).
          Avocent agrees that Emerson would be irreparably injured by a breach of this letter agreement by Avocent or any of its Representatives and that, in such event, Emerson shall be entitled, in addition to any and all other remedies, to injunctive relief and specific performance.
          This letter agreement and the rights of the parties under it shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state. Avocent and Emerson hereby irrevocably waive any and all rights to trial by jury in any legal proceeding arising out of or related to this letter agreement.
          This letter agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

          Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned.

Very truly yours, EMERSON ELECTRIC CO.
By:	/s/ Alan D. Mielcuszny
	Name:	Alan D. Mielcuszny
	Title:	Vice President, Development

Accepted and agreed as of September 17, 2009: AVOCENT CORPORATION
By:	/s/ Edwin L. Harper
	Name:	Edwin L. Harper
	Title:	Chairman